Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-218702

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS Rainier Mid Cap Equity Fund Rainier Small/Mid Cap Equity Fund Rainier Large Cap Equity Fund

SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS DATED JULY 14, 2017

DEAR FELLOW SHAREHOLDERS:

This is a supplement, dated October 2, 2017, to the proxy statement and prospectus, dated July 14, 2017, as supplemented to date (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the Rainier Mid Cap Equity Fund, the Rainier Small/Mid Cap Equity Fund and the Rainier Large Cap Equity Fund (collectively, the “Rainier U.S. Funds”) of Rainier Investment Management Mutual Funds, a Delaware statutory trust (“Rainier Trust”).  As was previously announced, the Special Meeting was adjourned to Thursday, November 16, 2017, at 10:00 a.m. local time, in the offices of the Rainier Trust at 601 Union Street, Suite 3525, Seattle, Washington 98101.

At the reconvened Special Meeting, shareholders of the Rainier U.S. Funds will consider and vote on the proposals set forth in the Proxy Statement.  Under the authority given by the Board of Trustees to set record dates, the Rainier Trust established a new record date of September 27, 2017, for the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund and a new record date of October 3, 2017, for the Rainier Large Cap Equity Fund.

This supplement provides information about the shareholdings of the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund, as of the date of the new record date for these Funds, September 27, 2017 (the “Record Date”).  As of the Record Date, with regard to Original Class shares there were:

•
584,316 Original Class shares of the Rainier Mid Cap Equity Fund outstanding and entitled to vote (including omnibus accounts representing multiple underlying beneficial owners such as those in the names of brokers), representing total net assets of approximately $23,593,711; and

•
4,980,668 Original Class shares of the Rainier Small/Mid Cap Equity Fund outstanding and entitled to vote (including omnibus accounts representing multiple underlying beneficial owners such as those in the names of brokers), representing total net assets of approximately $194,263,253.

As of the Record Date, with regard to Institutional Class shares there were:

•
1,197,985 Institutional Class shares of the Rainier Mid Cap Equity Fund outstanding and entitled to vote (including omnibus accounts representing multiple underlying beneficial owners such as those in the names of brokers), representing total net assets of approximately $50,758,554; and

•
1,729,364 Institutional Class shares of the Rainier Small/Mid Cap Equity Fund outstanding and entitled to vote (including omnibus accounts representing multiple underlying beneficial owners such as those in the names of brokers), representing total net assets of approximately $71,916,433.

Principal Holders - Rainier U.S. Funds

As of the Record Date, the shareholders of record and/or beneficial owners of the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund (to the Rainier U.S. Funds’ knowledge) who owned five percent or more of these Funds’ Original Class or Institutional Class shares is set forth below:

Rainier Mid Cap Equity Fund - Original Class	Shares	Percentage

Charles Schwab & Co. Inc. *	230,495	39.68%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

National Financial Services LLC *	140,092	24.12%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

Pershing LLC *	67,290	11.59%
For Benefit of its Customers
Jersey City, NJ 07399-0002

Rainier Mid Cap Equity Fund - Institutional Class

LPL Financial *	670,646	56.14%
Omnibus Customer Account
San Diego, CA 92121-3091

Wells Fargo Clearing Services *	134,191	11.23%
For Benefit of its Clients
P.O. Box 1533
Minneapolis, MN 55480-1533

Charles Schwab & Co. Inc. *	132,471	11.09%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

National Financial Services LLC *	89,569	7.50%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

* Owned of record.

Rainier Small/Mid Cap Equity Fund - Original Class	Shares	Percentage

National Financial Services LLC *	2,425,112	48.71%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

Charles Schwab & Co. Inc. *	1,917,121	38.50%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

Rainier Small/Mid Cap Equity Fund - Institutional Class

National Financial Services LLC *	1,300,445	75.20%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

Charles Schwab & Co. Inc. *	276,920	16.01%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

* Owned of record.

As of the Record Date, the officers and trustees of the Rainier U.S. Funds, as a group, owned of record and beneficially less than 1% of the outstanding Original Class shares of each of the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund.

As of the Record Date, the officers and trustees of the Rainier U.S. Funds, as a group, owned of record and beneficially less than 1% of the outstanding Institutional Class shares of each of the Rainier Mid Cap Equity Fund and the Rainier Small/Mid Cap Equity Fund.

No person is deemed to “control” the Rainier Mid Cap Equity Fund or the Rainier Small/Mid Cap Equity Fund, as that term is defined in the Investment Company Act, because neither of these Rainier U.S. Fund knows of any person who owns beneficially or through controlled companies more than 25% of such Fund’s shares or who acknowledges the existence of control.

Principal Holders - Hennessy Funds

As of the Record Date, the shareholders of record and/or beneficial owners of the Hennessy Cornerstone Mid Cap 30 Fund (to the Hennessy Funds’ knowledge) who owned five percent or more of such Fund’s Investor Class or Institutional Class shares is set forth below:

Hennessy Cornerstone Mid Cap 30 Fund - Investor Class	Shares	Percentage

Charles Schwab & Co. Inc. *	5,793,732	36.00%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

National Financial Services LLC *	4,487,427	27.88%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

TD Ameritrade, Inc. *	1,109,299	6.89%
For the Exclusive Benefit of our Clients
P.O. Box 2226
Omaha, NE 68103-2226

Pershing LLC *	1,024,264	6.36%
For Benefit of its Customers
Jersey City, NJ 07399-0002

* Owned of record.

Hennessy Cornerstone Mid Cap 30 Fund - Institutional Class	Shares	Percentage

National Financial Services LLC *	9,068,562	32.94%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

Charles Schwab & Co. Inc. *	6,481,822	23.54%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

Wells Fargo Clearing Services *	2,274,991	8.26%
For Benefit of its Clients
P.O. Box 1533
Minneapolis, MN 55480-1533

TD Ameritrade, Inc. *	2,075,121	7.53%
For the Exclusive Benefit of our Clients
P.O. Box 2226
Omaha, NE 68103-2226

UBS WM USA *	1,679,229	6.10%
Exclusive Benefit of Customers
1000 Harbor Blvd
Weehawken, NJ 07086-6761

* Owned of record.

As of the Record Date, the officers and trustees of the Hennessy Funds owned of record and beneficially less than 1% of the outstanding Investor Class shares of the Hennessy Cornerstone Mid Cap 30 Fund.

As of the Record Date, the officers and trustees of the Hennessy Funds owned of record and beneficially less than 1% of the outstanding Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund.

No person is deemed to “control” the Hennessy Cornerstone Mid Cap 30 Fund, as that term is defined in the Investment Company Act, because the Hennessy Funds know of no person who owns beneficially or through controlled companies more than 25% of the Hennessy Funds’ shares or who acknowledges the existence of control.

Pro Forma Principal Holders - Hennessy Funds

If the Reorganization had been effected as of the Record Date, the Investor Class and Institutional Class shareholders of record and/or beneficial owners of the Hennessy Cornerstone Mid Cap 30 Fund (to the Hennessy Funds’ knowledge) who would have owned five percent or more of the Hennessy Funds’ total outstanding Investor Class and Institutional Class shares is set forth below:

Hennessy Cornerstone Mid Cap 30 Fund - Investor Class Pro Forma	Shares	Percentage

National Financial Services LLC *	9,098,112	34.81%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

Charles Schwab & Co. Inc. *	6,737,854	25.78%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

Hennessy Cornerstone Mid Cap 30 Fund - Institutional Class Pro Forma

National Financial Services LLC *	11,661,776	35.25%
For Exclusive Benefit of our Customers
Attn: Mutual Funds Dept. 4th FL
Jersey City, NJ 07310-2010

Charles Schwab & Co. Inc. *	7,249,290	21.91%
Special Custody Account for the Benefit of Customers
Attn: Mutual Funds
San Francisco, CA 94105-1905

Wells Fargo Clearing Services *	2,529,725	7.65%
For Benefit of its Clients
P.O. Box 1533
Minneapolis, MN 55480-1533

TD Ameritrade, Inc. *	2,075,121	6.27%
For the Exclusive Benefit of our Clients
P.O. Box 2226
Omaha, NE 68103-2226

UBS WM USA *	1,679,229	5.08%
Exclusive Benefit of Customers
1000 Harbor Blvd
Weehawken, NJ 07086-6761

* Owned of record.

If the Reorganization had been effected as of the Record Date, the officers and trustees of the Hennessy Funds’ would have owned of record and beneficially less than 1% of the outstanding Investor Class shares of the Hennessy Cornerstone Mid Cap 30.

If the Reorganization had been effected as of the Record Date, the officers and trustees of the Hennessy Funds’ would have owned of record and beneficially less than 1% of the outstanding Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund.

******

INSTRUCTIONS FOR NEW SHAREHOLDERS:

If you have become a shareholder of the Rainier Mid Cap Equity Fund or the Rainier Small/Mid Cap Equity Fund since June 28, 2017 – Copies of the Notice and Proxy Statement are enclosed with this letter, together with a proxy ballot or ballots relating to the proposals.  Please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.

INSTRUCTIONS FOR SHAREHOLDERS AS OF JUNE 28, 2017:

If you were a shareholder of the Rainier Mid Cap Equity Fund or the Rainier Small/Mid Cap Equity Fund on June 28, 2017 — A proxy ballot or ballots relating to the proposal are enclosed.  Please consult the Notice and Proxy Statement for more information regarding the proposal.  The proxy statement is available at www.proxyvote.com.  If you would like another copy of the Notice and the Proxy Statement, please call 855-928-4498, and one will be provided free of charge.

•
IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND DO NOT WISH TO CHANGE YOUR VOTE, no action is necessary.  Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy ballot(s) or pursuant to your instructions previously submitted by telephone or through the internet.

•
IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.

•
IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 855-928-4498.  VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

YOUR VOTE IS IMPORTANT.  PLEASE RETURN YOUR PROXY
CARD PROMPTLY OR VOTE BY USING THE TOLL-FREE
 TELEPHONE OR INTERNET ADDRESS FOUND ON YOUR PROXY CARD.

Whether or not you plan to attend the meeting, we urge you to authorize proxies to cast your votes.  You can do this in one of the following three ways:  (1) by completing, signing, dating and promptly returning the enclosed proxy card in the enclosed postage prepaid envelope; (2) by calling the toll-free telephone number listed on your proxy card, or (3) via the Internet at the website shown on your proxy card.  Your prompt voting by proxy will help ensure a quorum at the special meeting.  Voting by proxy will not prevent you from voting your shares in person at the special meeting.  You may revoke your proxy before it is exercised at the special meeting, either by writing to the Corporate Secretary of the Rainier Trust at the address noted in the Proxy Statement/Prospectus or in person at the time of the special meeting.  A prior proxy can also be revoked by proxy voting again through the website or toll-free telephone number listed above.

*******

Dated October 2, 2017